Duane Morris LLP
5100 Town Center Circle, Suite 6500
Boca Raton, Florida 33486

June 12, 2013

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc.
Registration Statement on Form S-1
Filed November 5, 2012
SEC File No. 333-184762

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced filing of the Company as set forth in the Staff’s letter dated November 19, 2012 (the “Letter”).  For your reference, we have reproduced the comments from the Letter below, which are followed by the Company’s response.

Registration  Statement on Form S-1

1.
Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Please refer to Securities Act Rules CD&I Question 227.02.  Accordingly, please amend your filing to include the total number of units to be offered, as well as the number of shares of common stock issuable upon exercise of each warrant.

Response:

The Company is filing Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 the (the “Registration Statement”) to include the total number of units to be offered, as well as the number of shares of common stock issuable upon exercise of each warrant.

2.	Please amend your filing to describe the terms of the warrants to be registered in this registration statement pursuant to Item 202(c) of Regulation S-K.

Response:

The Company is filing the Registration Statement to describe the terms of the warrants to be registered in the Registration Statement pursuant to Item 202(c) of Regulation S-K.

When the Company requests acceleration of the effective date of the Registration Statement, the Company will acknowledge the matters noted in the three bullet points included in the Letter.

If the Staff has any other comments or requires any additional information, kindly contact the undersigned at (306) 960-2250.

Sincerely,

/s/ Leslie J. Croland

cc:           Ms. Rose Zukin, Division of Corporation Finance
Christopher J. Schaber, Ph.D., Chief Executive Officer and President